SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

MESSAGE TO SHAREHOLDERS

Third Quarter Results
Gross margins in the third quarter were 30.3%, compared with 30.7% in the third quarter of fiscal 2003. The favourable impact on percentage gross margins of the continuing manufacturing efficiencies and more favourable selling prices was offset by the effect of higher cotton costs.

On behalf of the Board of Directors, I am pleased to provide results for the third fiscal quarter and nine month ended July 4, 2004.

The Company reported record net earnings of U.S. $26.2 million or U.S. $0.88 per diluted share for the third quarter, up 20.2% and 20.5% from U.S. $21.8 million or U.S. $0.73 per diluted share a year ago. The third quarter of fiscal 2003 included an extra week of sales and earnings, due to the Company's floating year-end.

Net earnings for the first nine months of fiscal 2004 were $43.4 million or U.S. $1.46 per diluted share, up 11.6% and 11.5% from the first nine months of fiscal 2003 when the Company generated net earnings of U.S. $38.9 million or U.S. $1.31 per diluted share. Before the adjustments due to the change to U.S. functional currency, net earnings for the first nine months of fiscal 2004 were U.S. $48.0 million, or U.S. $1.61 per share, up 23.4% and 22.9% respectively from the first nine months of fiscal 2003.

The results for the third quarter of fiscal 2004 included charges of $0.03 per share which were incurred primarily for asset disposals and write-downs arising primarily from the sale of surplus equipment in the Canadian yarn-spinning and textile operations. Excluding these charges as well as the impact of adjustments relating to the change to U.S. functional currency, which continue to impact depreciation expense, diluted EPS for the third quarter amounted to U.S. $0.93, up 27.4% from last year. The Company had previously provided guidance for the quarter of U.S. $0.80-U.S. $0.85 per share.

Due to the stronger than projected third quarter results, and its outlook for the fourth quarter, the Company is projecting EPS for the full fiscal year of approximately U.S. $2.20 per diluted share before functional currency adjustments and a fourth quarter charge of U.S. $0.10 per diluted share, after tax, to satisfy the Company’s contractual commitments to H. Greg Chamandy. Diluted EPS after the adjustment for functional currency and the special charge in the fourth quarter is expected to be approximately U.S. $1.95 per share.

Organizational Structure
Compared to last year, the higher third quarter net earnings reflected higher unit sales, further manufacturing efficiencies and more favourable pricing. These factors were partially offset by increased cotton costs, higher SG&A costs primarily due to the Company’s sales growth and higher depreciation expense mainly as a result of the Company’s capital investment program. SG&A and depreciation were also impacted by the special charges for asset disposals and write-downs recorded in the third quarter of fiscal 2004.

On August 4th, 2004 the Company announced that H. Greg Chamandy had stepped down from his roles as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee of the Company, in order to pursue other business interests. H. Greg Chamandy also resigned as a member of the Board of Directors. Glenn J. Chamandy will assume the responsibility for the Chief Executive Officer role. Robert M. Baylis, an independent director, has replaced H. Greg Chamandy as Chairman of the Board.

Sales in the quarter were U.S. $168.4 million, up 17.4% from U.S. $143.4 million in the third quarter of fiscal 2003. The higher sales were due to a 13.5% increase in unit shipments combined with higher selling prices. The higher unit sales reflected continuing strong overall industry demand growth in the U.S. wholesale distributor channel, together with continuing market share penetration in all target market segments. The significant year-over-year sales increase was achieved in spite of the fewer number of weeks in the third quarter of fiscal 2004 compared to the prior year.
The Board of Directors of Gildan expresses its appreciation to H. Greg Chamandy, who was co-founder of Gildan and played a major role in building Gildan into a leader in its industry and a significant public company.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

We are delighted that Bob Baylis has agreed to serve as our first non-executive Chairman. Bob's experience and credentials as a highly-respected U.S. public company director, and his commitment to first-class corporate governance, will be a great asset to Gildan as our Board continues to oversee our development and maturation as a public company listed in both Canada and the United States. Mr. Baylis serves on the Board of several U.S. public corporations and non-profit organizations. He previously enjoyed a successful career with Credit Suisse First Boston, acting as Chairman and Chief Executive Officer of C.S. First Boston (Pacific). Mr. Baylis has been a director of Gildan since 1999 and was appointed Lead Director in 2003.

On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their continued confidence and support,

(s) Glenn J. Chamandy Glenn J. Chamandy President, and Chief Executive Officer

Quarterly Report to Shareholders Third quarter ended July 4, 2004

Gildan Activewear Inc.
Consolidated Balance Sheets
 (In thousands of U.S. dollars)

	July 4, 2004	October 5, 2003	July 6, 2003
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$ 37,094	$ 69,340	$ 51,305
Accounts receivable	94,342	64,260	76,146
Inventories	113,497	103,503	94,268
Prepaid expenses and deposits	4,749	3,849	4,482
Future income taxes	4,558	4,682	3,112

	254,240	245,634	229,313

Fixed assets	199,825	180,349	176,545
Other assets	3,321	3,681	3,577

Total assets	$ 457,386	$ 429,664	$ 409,435

Current liabilities:
Accounts payable and accrued liabilities	$ 64,661	$ 67,278	$ 62,112
Income taxes payable	3,753	3,909	4,066
Current portion of long-term debt	18,601	19,481	20,480

	87,015	90,668	86,658

Long-term debt	38,430	54,077	55,913
Future income taxes	22,436	20,716	17,890

Shareholders' equity:
Share capital (note 4)	77,060	75,490	74,348
Contributed surplus	519	220	220
Retained earnings	205,678	162,245	148,021
Cumulative translation adjustment	26,248	26,248	26,385

	309,505	264,203	248,974

Total liabilities and shareholders' equity	$ 457,386	$ 429,664	$ 409,435

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 168,429	$ 143,361	$ 387,757	321,976
Cost of sales	117,443	99,388	278,134	225,334

Gross profit	50,986	43,973	109,623	96,642

Selling, general and administrative expenses	15,629	13,280	42,177	36,892

Earnings before interest, income taxes,
depreciation and amortization	35,357	30,693	67,446	59,750

Depreciation and amortization	5,517	4,109	15,698	11,309
Interest expense	1,626	1,733	4,970	4,891

Earnings before income taxes	28,214	24,851	46,778	43,550

Income taxes	1,986	3,021	3,345	4,618

Net earnings	$ 26,228	$ 21,830	$ 43,433	$ 38,932

Basic EPS (note 5)	$ 0.89	$ 0.74	$ 1.47	$ 1.33

Diluted EPS (note 5)	$ 0.88	$ 0.73	$ 1.46	$ 1.31

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$ 179,450	$ 126,191	$ 162,245	$ 109,089
Net earnings	26,228	21,830	43,433	38,932

Retained earnings, end of the period	$ 205,678	$ 148,021	$ 205,678	$ 148,021

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	26,228	21,830	43,433	38,932
Adjustments for:
Depreciation and amortization	5,517	4,109	15,698	11,309
Future income taxes	320	1,123	1,781	2,994
Stock based compensation expense	115	—	299	—
Other	595	360	534	201

	32,775	27,422	61,745	53,436

Net changes in non-cash working capital balances:
Accounts receivable	(9,270)	(5,386)	(29,889)	(19,051)
Inventories	16,611	11,852	(9,994)	(6,965)
Prepaid expenses and deposits	1,931	365	(897)	(1,568)
Accounts payable and accrued liabilities	438	881	(2,577)	8,997
Income taxes payable	1,570	3,206	(195)	1,797

	44,055	38,340	18,193	36,646

Cash flows from financing activities:
Repayment of long term debt	(19,031)	(1,101)	(20,655)	(3,210)
Increase in secured debt	—	—	4,125	96
Proceeds from the issuance of shares	48	1,037	1,570	3,345

	(18,983)	(64)	(14,960)	231

Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(9,221)	(9,473)	(35,794)	(30,446)
(Increase) decrease in other assets	(118)	73	(190)	230

	(9,339)	(9,400)	(35,984)	(30,216)

Effect of exchange rate changes on cash and
cash equivalents	(52)	(566)	505	(366)

Net increase (decrease) in cash and cash
equivalents during the period	15,681	28,310	(32,246)	6,295

Cash and cash equivalents, beginning of period	$21,413	$22,995	$69,340	$45,010

Cash and cash equivalents, end of period	$37,094	$51,305	$37,094	$51,305

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended July 4, 2004)
 (Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements.

The third quarter of fiscal 2003 comprised of 14 weeks instead of the normal 13 weeks for a fiscal quarter. The inclusion of the extra week is required in every sixth fiscal year due to the Company’s floating year-end date. It was included in the third quarter of fiscal 2003 since it is seasonally the largest sales quarter in the year.

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the third quarter are not traditionally indicative of the results to be expected for the full year.

All amounts in the attached notes are unaudited unless specifically identified.

2. Change in functional and reporting currency:

As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in U.S. dollars and the increasing international scope of its sales and manufacturing operations, the Company adopted the U.S. dollar as its functional and reporting currency effective October 6, 2003, the commencement of fiscal 2004. All opening assets and liabilities were translated into U.S. dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to and including October 5, 2003 have been restated into U.S. dollars in accordance with generally accepted accounting principles.

The change in the functional currency for the prior periods resulted in a positive currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected as a separate component of shareholders’ equity.

3. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1 of its audited consolidated financial statements in the Company’s annual report for the year ended October 5, 2003.

The following policies have been applied for the first time in fiscal 2004:

(a) Stock-Based Compensation and Other Stock-Based Payments:
In November 2003, the Canadian Institute of Chartered Accountants (“CICA”) revised Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. The revised standard no longer permits the use of the settlement method for stock-based employee compensation awards. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation expense is recognized. Under the fair value-based method, compensation cost is measured at the fair value at the date of grant and is expensed over the award’s vesting periods.

During the third quarter of fiscal 2004, $115,000 (2003 – nil) was expensed as compensation expense, with an offset to contributed surplus, due to the issuance of 34,000 Restricted Share Units. For the nine months ended July 4, 2004 $299,000 (2003 – nil) was expensed as compensation expense due the issuance of 94,000 Restricted Share Units and a modification to the vesting period of certain options.

In accordance with the transitional options permitted under Section 3870, the Company has elected to early adopt the new recommendations effective the commencement of our 2004 fiscal year and prospectively apply the standard for employee stock awards granted after October 6, 2003. There were no options granted during the three months and nine months ended July 4, 2004. Previously, the Company applied the settlement method of accounting to employee stock options. As required under the standard, the following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during our 2003 fiscal year.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

3. Significant accounting policies (continued):

(a) Stock-Based Compensation and Other Stock-Based Payments (continued):

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003

Net earnings, as reported	$26,228	$21,830	$43,433	$38,932
Deduct:
Total stock-based employee compensation expense	(37)	(7)	(12)	(156)
etermined under fair value-based method for all awards
granted in fiscal 2003

Pro forma net earnings	$26,191	$21,759	$43,421	$38,776

Earnings per share:
Basic:
As reported	$ 0.89	$ 0.74	$ 1.47	$ 1.33
Pro forma	0.88	0.74	1.47	1.33
Diluted:
As reported	$ 0.88	$ 0.73	$ 1.46	$ 1.31
Pro forma	0.88	0.73	1.46	1.31

No options were cancelled during the three-month period ended July 4, 2004. During the nine months ended July 4, 2004, 52,877 options granted in fiscal 2003 were cancelled which resulted in a recovery of stock-based compensation costs, presented above, since the Company only accounts for forfeitures as they occur.

The weighted average fair value of the remaining 68,329 options granted during fiscal 2003 is CAD $10.74 per stock option, which would be recognized over the vesting period. The weighted average fair value of the stock options granted during fiscal 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of nil; expected volatility of 35.74%; risk-free interest rate of 3.69%; and expected lives of 3 years.

Restricted Share units
Effective February 2004, the Board of Directors approved an amendment to the Company’s Stock Option Plan (“Plan”) to change the name of the Plan to “Long Term Incentive Plan of the Corporation” and to allow the Board of Directors to grant restricted share units (“RSU”) under the Plan. An RSU is the right of an individual to whom a grant of such unit is made to receive one Class A Subordinate Voting Share at the end of the vesting periods of up to a maximum of 10 years should certain conditions be achieved, which include the employee’s continued employment during that period and achievement of specified performance objectives, if any. Grant levels of RSUs are determined by the Board of Directors on the basis of merit and relative contribution of the participant to the Company. The RSUs may be subject to the attainment of performance objectives established by the Board of Directors at the time of grant. At the end of the vesting period, the Class A Subordinate Voti ng Shares to which a holder of RSUs is entitled will be issued from treasury under the share limit provided in the Plan. The fair value of each RSU is calculated at the date of the grant. Compensation expense relating to the RSU plan is recognized in the financial statements over the vesting period. As of July 4, 2004 there were 94,000 RSUs awarded and outstanding of which none were vested or paid. The compensation expense recorded for the three months ended and nine months ended July 4, 2004, in respect to this Plan was $115,000 and $170,000, respectively.

(b) Hedging relationships
 In 2003, the CICA modified the Accounting Guideline 13, Hedging Relationships, applicable to hedging relationships outstanding for fiscal years beginning on or after July 1, 2003. In complying with this guideline, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity and are not replaced within the Company’s documented hedging strategy or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to income in the same period as for the corresponding gains or losses for the hedged items, and gains and losses realized subsequently are charged directly to income. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expired, deferred gains or losses are charged to income.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

3. Significant accounting policies (continued):

(b) Hedging relationships (continued):
Gains and losses on forward foreign exchange contracts are recognized through income and generally offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge. Gains and losses on swap arrangements are recognized and charged to income on a basis that corresponds with changes in the related underlying item.

(c) Investment in joint venture:
During the first quarter of fiscal 2004, the Company invested in a 50%/50% owned joint venture with Frontier Spinning Mills, Inc. The new joint venture company acquired the equipment and real estate of an existing yarn-spinning facility in Cedartown, Georgia. The total cost of the acquisition, including Frontier’s 50% share in the investment, amounted to $12.5 million. The joint venture is accounted for using the proportionate consolidation method whereby the Company’s proportionate share of revenues, expenses, assets and liabilities is included in these financial statements. The Company’s 50% proportionate interest in its joint venture did not have a material impact on the consolidated balance sheet, statements of earnings and cash flows.

4. Share capital:

	July 4, 2004		October 5, 2003		July 6, 2003
			(audited)
	Shares	$	Shares	$	Shares	$

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinated voting shares, participating, one
vote per share
Class B multiple voting shares, participating, eight votes
per share

Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of period	23,426	$72,023	22,827	$67,536	22,827	$67,536
Conversion of Class B shares into Class A shares (b)	6,094	3,467	—	—	—	—
Shares issued under employee share purchase plan	4	122	5	127	4	91
Shares issued pursuant to exercise of stock options	105	1,448	594	4,360	499	3,254

Total outstanding, end of period	29,629	77,060	23,426	72,023	23,330	70,881
Class B multiple voting shares, beginning of period	6,094	3,467	6,094	3,467	6,094	3,467
Conversion of Class B shares into Class A shares (b)	(6,094)	(3,467)	—	—	—	—

	29,629	$77,060	29,520	$75,490	29,424	$74,348

(a) On December 3, 2003, the Board of Directors approved the renewal of the stock repurchase program authorizing the Company to purchase up to a maximum of 200,000 of the Company’s Class A subordinate voting shares in the open market commencing December 22, 2003 and ending December 21, 2004. As at July 4, 2004 no shares have been repurchased under this plan.

(b) On March 1, 2004, the holders of the Class B multiple voting shares converted all the issued and outstanding shares into Class A subordinate voting shares on a one-for-one basis with no cash or non-cash consideration.

5. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003

Basic weighted average number of common shares outstanding	29,628	29,373	29,576	29,165

Basic earnings per share	$ 0.89	$ 0.74	$ 1.47	$ 1.33

Diluted earnings per share:
Basic weighted average number of common shares outstanding	29,628	29,373	29,576	29,165
Plus impact of stock options and RSUs	231	395	263	535

Diluted weighted average number of common shares outstanding	29,859	29,768	29,839	29,700

Diluted earnings per share	$ 0.88	$ 0.73	$ 1.46	$ 1.31

Quarterly Report to Shareholders Third quarter ended July 4, 2004

6. Guarantees:

Significant guarantees that have been provided to third parties are the following:

The Company and some of its subsidiaries have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at July 4, 2004, the maximum potential liability under these guarantees was $22.1 million of which $10.8 million was surety bonds and $11.3 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during fiscal 2005, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature upon 30 days notice.

As at July 4, 2004, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements for the aforementioned items.

7. Financial instruments:

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at July 4, 2004 and July 6, 2003:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2004:

Sell contracts:
Foreign exchange contracts	Euro/US	€ 5,696	1.2202 to 1.2752	July to December 2004	7,051
	GBP/US	£ 3,132	1.6660 to 1.8500	July to December 2004	5,437
Buy contracts:
Foreign exchange contracts	CAD/US	$64,640	1.3396 to 1.3885	July 2004 to August 2005	47,614

2003:
Sell contracts:
Foreign exchange contracts	Euro/US	€ 4,889	1.0720 to 1.0755	July to November 2003	5,250
Buy contracts:
Foreign exchange contracts	Euro/CAD	€ 606	1.5750 to 1.5761	July to August 2003	1,276*

* Exchange rate as at July 6, 2003 was used to translate amount to U.S. dollars.

In addition, as at July 6, 2003, the Company had commitments to sell U.S. $29.6 million for CAD $43.3 million. These contracts matured by August 2003.

8. Segmented information:

The Company manufactures and sells activewear apparel. The Company operates in one business segment.

Sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003

International	$153,144	$131,090	$354,424	$292,738
Canada	$15,285	$12,271	$33,333	$29,238

	$168,429	$143,361	$387,757	$321,976

Quarterly Report to Shareholders Third quarter ended July 4, 2004

8. Segmented information (continued):

Fixed assets by geographic areas are as follows:

	July 4, 2004	October 5, 2003	July 6, 2003
		(audited)

Canada	$ 83,994	$ 93,247	$ 98,737
Caribbean basin, Central America and Mexico	91,366	68,570	59,542
United States	24,465	18,532	18,266

	$ 199,825	$ 180,349	$ 176,545

For the nine-month periods ended July 4, 2004 and July 6, 2003 the Company had one individual customer which accounted for between 25% and 30% of total sales.

9. Other information:

(a) The following items were included in the determination of the Company's net earnings:

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003

Depreciation of fixed assets	$ 5,328	$ 3,966	$ 15,158	$ 10,784
Interest expense on long-term debt	$ 1,554	$ 1,820	$ 4,960	$ 5,097
Foreign exchange (gain) loss	$ (16)	$ 533	$ 734	$ 893
Amortization of deferred charges	$ 189	$ 143	$ 540	$ 525

(b) Supplemental cash flow disclosure:

	Three months ended		Nine months ended
	July 4, 2004	July 6, 2003	July 4, 2004	July 6, 2003

Cash paid during the period for:
Interest	$ 1,829	$ 1,672	$ 5,159	$ 4,963
Income taxes	347	$ 69	1,137	654

	July 4, 2004	October 5, 2003	July 6, 2003
(audited)

Non-cash transactions:
Additions to fixed assets included in accounts payable	$ 2,285	$ 2,348	$ 2,492

Cash and cash equivalents consist of:
Cash balances with banks	$ 33,994	$ 50,672	$ 35,437
Short-term investments	3,100	18,668	15,868

	$ 37,094	$ 69,340	$ 51,305

10. Subsequent event:

On August 4, 2004, the Company announced that H. Greg Chamandy had stepped down from his roles as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee of the Company, in order to pursue other business interests. He also resigned as a member of the Board of Directors. Glenn J. Chamandy is now assuming sole responsibility for the Chief Executive Officer role. Robert M. Baylis, an independent director, has replaced H. Greg Chamandy as Chairman of the Board.

The cost of fulfilling the Company’s financial obligations to H. Greg Chamandy over the remaining life of his contract will be reflected in the fourth quarter of the current fiscal year. The charge to be recorded for ongoing compensation commitments pursuant to his employment agreement amounts to approximately U.S. $3.0 million or U.S. $0.10 per diluted share, after tax.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED JULY 4, 2004

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the nine months ended July 4, 2004, and with Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A “) in the fiscal 2003 Annual Report, including the section on the risks and uncertainties.

The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). The Company’s financial results are reconciled to US GAAP at the end of its fiscal year in its Annual Report.

For additional information relating to the Company, readers may review the documentation filed by the Company with Canadian Securities Commissions (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S Securities and Exchange Commission (including the Annual Report on 40-F) available at www.sec.gov.

CORPORATE OVERVIEW

Gildan Activewear Inc. is a vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European, and other international markets. Our Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. We sell our products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan’s corporate head office is located in Montreal, Canada, and over 9,300 full-time employees work in our facilities worldwide. Our shares are listed on the New York Stock Exchange (GIL) and the Toronto Stock Exchange (GIL.A).

RECENT DEVELOPMENTS

All financial information contained herein is expressed in U.S. dollars unless otherwise stated. Historically, the financial information of the Company has been measured and reported in Canadian dollars. However, effective October 6, 2003, the Company adopted the U.S. dollar as its functional currency since a significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company’s sales and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company’s reporting currency. The Company reports its results in accordance with Canadian GAAP. Historical financial information in U.S. dollars has been provided in the Investor Relations section of the Company’s Web Site, which can be accessed at www.gildan.com.

When there is such a change in reporting currency, Canadian and U.S. accounting standards require that prior year comparative financial statements be presented in U.S. dollars, using a translation method that retains the Canadian dollar as the currency of measurement, as described in Note 2 to the interim consolidated financial statements. The application of this method at the beginning of fiscal 2004 involved translating all assets and liabilities using the exchange rate in effect at the end of fiscal 2003. This resulted in a translated value for opening inventories and fixed assets that was approximately $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. This upward revaluation of inventories and fixed assets has been reflected directly in opening shareholders’ equity as part of the $26.2 million positive balanc e of cumulative translation adjustments. These increases will have a corresponding offsetting negative impact on earnings as these inventories are consumed and fixed assets are depreciated. We have quantified the impact of these higher expenses for the three-month and nine-month period ending July 4, 2004 as part of our discussion and analysis of gross margins, depreciation expense and earnings per share below.

RESULTS OF OPERATIONS

Sales

Sales for the three months ended July 4, 2004 were $168.4 million, up 17.4% from $143.4 million for the three months ended July 6, 2003. The increase in net sales for the third quarter of fiscal 2004 were due to an increase in unit sales of 13.5% combined with higher selling prices. Sales for the nine months ended July 4, 2004 were $387.8 million compared to $322.0 million for the nine months ended July 6, 2003, representing an increase of 20.4%. The increase in net sales for the nine-month period ended July 4, 2004 were mainly due to an increase of 19.0% in unit sales combined with a higher valued product mix, slightly offset by lower selling prices.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

The third quarter of fiscal 2003 comprised of 14 weeks instead of the normal 13 weeks for a fiscal quarter. The inclusion of the extra week is required in every sixth fiscal year due to the Company’s floating year-end date. It was included in the third quarter of fiscal 2003 since it is seasonally the largest sales quarter in the year. Management estimates that the impact of including the extra week in the third quarter of fiscal 2003 was to add approximately $0.04 to the diluted EPS for the quarter.

All U.S. market and market share data for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report by ACNielsen Market Decisions. During calendar 2004, three of the Company's largest distributors have decided to discontinue their participation in the S.T.A.R.S. report. As a result, the S.T.A.R.S. market share data for the third quarter of fiscal 2004 excludes the effect of sales through these distributors and the value of the report is diminished compared to prior years. The Company will continue to monitor the value of presenting data from the S.T.A.R.S. report.

During the quarter ended June 30, 2004, U.S. industry shipments of T-shirts from distributors to screen-printers increased by 14.3%, sport shirt shipments increased by 3.4%, and fleece shipments increased 13.8% compared with the third quarter last year. Sales of Gildan T-shirts by distributors grew by 35.9%, while sales of Gildan sport shirts and fleece products increased by 19.6% and 53.9% respectively.

Gildan continued to increase market share in all market segments, compared to the third quarter of fiscal 2003. The Company further increased its market leadership position in the overall T-shirt category, with a share of 29.6%, versus 28.0% a year ago. Gildan continued to increase its penetration in both the sport shirt and fleece segments, where its share increased over the prior year to 23.0% from 19.5% and 16.4% from 12.1%, respectively.

The Company continued to expand its European business and maintained its leading market share position in Canada. Gildan’s unit shipments in Europe increased by 43.7% over the third quarter last year, and shipments in Canada were up by 32.6%. Selling prices in the Canadian market continue to be negatively impacted as a result of the lower landed selling prices for U.S. competitors in the Canadian market, due to the decline in the relative value of the U.S. dollar.

Gross Margins

Gross margins were 30.3% compared to 30.7% in the third quarter of fiscal 2003. The slight decline in gross margin percentage was primarily the result of increases in cotton costs and a lower valued product mix, offset by higher overall selling prices and improved manufacturing efficiencies.

Gross margins for the nine months ended July 4, 2004 were $109.6 million or 28.3% compared to $96.6 million or 30.0% for the same period of the prior year. Gross margins were negatively impacted by $3.3 million for the nine months ended July 4, 2004 due to the increased valuation in inventories caused by the change in functional currency, as opening inventories were consumed in the first two quarters of fiscal 2004. Gross margins, excluding the impact of the adjustments due to the change in functional currency, were 29.1% for the nine months ended July 4, 2004 versus 30.0% for the same period last year. The decrease in the gross margin percentage for the nine-month period was mainly due to higher cotton costs offset by improved manufacturing efficiencies. The Company continues to realize reductions in manufacturing and transportation costs from its investment in the Rio Nance textile facility in Honduras.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $15.6 million or 9.3% of sales for the third quarter of fiscal 2004 compared to $13.3 million or 9.3% of sales in the third quarter of fiscal 2003. The increase in the dollar amount of selling, general and administrative expenses is the result of higher volume-related distribution costs combined with losses incurred on the disposal of surplus Canadian yarn-spinning and textile equipment.

For the nine-month period ended July 4, 2004, selling, general and administrative expenses were $42.2 million or 10.9% of sales compared to $36.9 million or 11.5% of sales in the same period of fiscal 2003. The Company expects that for fiscal 2004, selling, general and administrative expenses will be at a similar level as a percentage of sales.

Depreciation and Interest Expenses

Depreciation and amortization expenses were $5.5 million in the third quarter of fiscal 2004 compared to $4.1 million in the third quarter of fiscal 2003. For the nine-month period, depreciation and amortization expenses were $15.7 million in fiscal 2004 compared to $11.3 million in fiscal 2003. The increase is the result of the Company’s continued investment in capital expenditures to provide for long-term sales growth. Approximately $1.4 million of the increase for the nine months ended July 4, 2004 was caused by the change in functional currency, as a portion of the upward revaluation of opening fixed assets was depreciated during the period.

Interest expense has decreased to $1.6 million in the third quarter of fiscal 2004 from $1.7 million in the third quarter of fiscal 2003 due to the first repayment made in early June on the Company’s Senior Notes. For the nine-month period ended July 4, 2004 interest expense was essentially unchanged at $5.0 million in fiscal 2004 compared to $4.9 million in fiscal 2003.

Income Taxes

The income tax rate for the third quarter of 2004 was 7.0%, compared to 12.2% for the third quarter of the prior year, and 7.2% for the nine months ended July 4, 2004 versus 10.6% for the same period of fiscal 2003. Last year’s tax rate was higher due to the significant decline in the U.S. exchange rate during the quarter, which generated an unrealized foreign exchange gain from revaluation of long-term debt denominated in U.S. dollars within Gildan’s Canadian legal entity. Although this gain was fully offset on a pre-tax basis by an exchange loss on conversion of U.S. dollar working capital held by foreign subsidiaries, a higher proportion of overall taxable income was charged at the higher Canadian tax rate in the quarter. The Company expects that the tax rate for fiscal 2004 will remain at current levels.

Net Earnings

Net earnings were $26.2 million or $0.88 per share on a diluted basis in the third quarter of fiscal 2004, up respectively $4.4 million and 20.5% from $21.8 million or $0.73 per diluted share in the third quarter of fiscal 2003. The increase in net earnings was the result of a 13.5% increase in unit sales together with higher average selling prices, partially offset by reduced gross margins and an increase in selling, general, administration and depreciation expenses. The results for the third quarter of fiscal 2004 included charges of $0.03 per share which were incurred primarily for asset disposals and write-downs arising primarily from the sale of surplus equipment in the Canadian yarn-spinning and textile operations. Excluding these charges as well as the impact of the change to U.S. dollar functional currency, net earnings were $27.6 million or $0.93 per share on a diluted basis, an increase of $5.8 million and 27.4% over earnings and diluted earnings per share in the third quarter of fiscal 2003.

The Company had previously provided diluted EPS guidance for the third quarter of $0.80 — $0.85. The Company exceeded this guidance as it was able to match production capacity to meet sales demand better than anticipated, therefore increasing unit sales volume. Average selling prices were also higher than anticipated.

For the nine-month period ended July 4, 2004, net earnings were $43.4 million or $1.46 per diluted share compared with $38.9 million or $1.31 per diluted share in the same period of last year. Net earnings before the impact of the U.S. dollar functional currency change were $48.0 million or $1.61 per diluted share, up respectively $9.1 million and 22.9% from the first nine months of fiscal 2003.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Fiscal 2004
(in millions, except per share data)	Q1 2004	Q2 2004	Q3 2004

Sales	$ 78.0	$ 141.4	$ 168.4
Unit sales (Dozen)	4.0	7.6	8.4
Net earnings	$ 2.9	$ 14.3	$ 26.2
Basic EPS	0.10	0.48	0.89
Diluted EPS	0.10	0.48	0.88
Total assets	427.3	448.9	457.4
Total long-term financial liabilities	79.9	81.2	60.9

Weighted average # of shares outstanding (in thousands)

Basic	29,524	29,576	29,628
Diluted	29,792	29,866	29,859

Fiscal 2003

(in millions, except per share data)	Q1 2003	Q2 2003	Q3 2003	Q4 2003

Sales	$ 65.0	$ 113.6	$ 143.4	$ 109.2
Unit sales (Dozen)	3.3	6.1	7.4	5.8
Net earnings	$ 3.7	$ 13.4	$ 21.8	$ 14.2
Basic EPS	0.13	0.46	0.74	0.48
Diluted EPS	0.13	0.45	0.73	0.48
Total assets	322.6	356.9	409.4	429.7
Total long-term financial liabilities	85.4	87.5	73.8	74.8

Weighted average # of shares outstanding (in thousands)

Basic	28,945	29,160	29,373	29,478
Diluted	29,600	29,715	29,768	29,808

Fiscal 2002

(in millions, except per share data)	Q1 2002	Q2 2002	Q3 2002	Q4 2002

Sales	$ 55.7	$ 98.1	$ 125.2	$ 103.3
Unit sales (Dozen)	2.7	5.0	6.4	5.3
Net earnings	$ 1.7	$ 10.3	$ 17.7	$ 12.7
Basic EPS	0.06	0.36	0.62	0.44
Diluted EPS	0.06	0.35	0.60	0.43
Total assets	298.2	307.6	313.6	315.3
Total long-term financial liabilities	115.0	113.5	88.9	85.9

Weighted average # of shares outstanding (in thousands)

Basic	28,208	28,381	28,570	28,807
Diluted	29,098	29,298	29,510	29,540

BALANCE SHEET

As at July 4, 2004, accounts receivable totaled $94.3 million compared to $64.3 million at October 5, 2003 and $76.1 million in the third quarter of the prior year. The increase in receivables compared with October 5, 2003 was due to higher sales due to the seasonality of our business. The increase in accounts receivable from the third quarter of fiscal 2003 is due to an increase in sales of $25.0 million for the quarter. Days’ sales outstanding on trade accounts receivable were 43 days in the third quarter of fiscal 2003 and fiscal 2004 and were 44 days at October 5, 2003. Inventories increased by $10.0 million from $103.5 million at October 5, 2003 to $113.5 million in the third quarter of fiscal 2004. Inventory levels have increased by $19.2 million from the prior year to service anticipated growth in demand for the Company’s products. However, the increase in inventory is below the Company ’s original plan due to the higher than expected unit sales volume for the first nine months of fiscal 2004.

Capital expenditures in the third quarter of fiscal 2004 amounted to $9.2 million, net of approximately $2.5 million of proceeds on the disposition of Canadian textile assets. The major projects include the new textile facility in the Dominican Republic, the expansion of the Rio Nance textile facility and the addition of a new sewing facility in Nicaragua. The Company is also continuing to develop its new manufacturing hub in the Dominican Republic and Haiti. Construction of the first textile facility in the Dominican Republic is on target. In the third quarter of fiscal 2003, the Company invested $9.5 million in fixed assets.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

Subsequent to the end of the third quarter of fiscal 2004, the Company purchased land and buildings in Nicaragua for approximately U.S. $5.0 million. Over the next 18 months the Company intends to construct a major textile facility on this site for the production of fleece, in order to support the Company’s anticipated growth in this product-line in both the wholesale and retail channels. The total capital cost of the project, including the land and buildings, is estimated at approximately U.S. $60 million.

Year-to-date, the Company invested $35.8 million in fixed assets and it now anticipates that net capital expenditures for the full 2004 fiscal year will be in the range of U.S. $65 million – U.S. $70 million due to the additional cost of the Nicaragua property and initial work at this location, partially offset by the proceeds from the sale of surplus equipment from the Company’s Canadian textile operations.

Total assets were $457.4 million at July 4, 2004 compared to $429.7 million at October 5, 2003 and $409.4 million at July 6, 2003. Working capital was $167.2 million at the end of the third quarter of fiscal 2004 compared to $155.0 million at October 5, 2003 and $142.7 million at July 6, 2003.

FINANCING AND CAPITAL RESOURCES

For the quarter ended July 4, 2004, cash flows from operating activities, including changes in non-cash working capital, was $44.1 million compared with $38.3 million during the same period last year. The increase in the cash flows for the quarter was the result of higher net earnings. Year-to-date, cash flows from operating activities was $18.2 million compared with $36.6 million during the same period last year. The decrease in cash flows was the result of increases in non-cash working capital items partially offset by an increase in net earnings.

Free cash flow, defined as cash flow from operating activities less cash used in investing activities, amounted to $34.7 million for the quarter ended July 4, 2004, an increase of $5.8 million compared to $28.9 million for the same quarter last year. For the nine months ended July 4, 2004 the Company used $17.8 million versus a free cash inflow of $6.4 million for the same period last year. The higher use of funds was due to the financing of higher sales and the ongoing capital requirements to implement the Company’s continuing offshore capacity expansion plans.

The Company ended the third quarter with cash and cash equivalents of $37.1 million. Total indebtedness at July 4, 2004 amounted to $57.0 million compared to $73.6 million at October 5, 2003 and $76.4 million at July 6, 2003. The decline in total indebtedness is mainly due to the Company making its first scheduled principal repayment in the amount of $17.5 million of its senior notes on June 10, 2004. At the end of the third quarter, none of the Company’s $150.0 million CAD revolving bank facility was utilized.

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following tables sets forth the Company’s contractual obligations for the following items as at July 4, 2004:

	Payments Due by Period

(in millions)	Total	Balance of Fiscal 2004	Fiscal 2005-2006	Fiscal 2007-2008	After Fiscal 2008

Long Term Debt	$ 56.7	$ 0.2	$ 37.0	$ 19.4	$ 0.1

Capital Lease Obligations	0.3	—	0.3	—	—

Operating Leases	12.4	1.0	5.6	3.2	2.6

Purchase Obligations	134.1	67.1	67.0	—	—

Other Long-Term Obligations	63.1	62.1	0.5	0.5	—

Total Contractual Obligations	$ 266.6	$ 130.4	$ 110.4	$ 23.1	$ 2.7

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet any foreseeable cash needs for the balance of fiscal 2004.

OUTLOOK

In May 2004, the Company indicated that it expected its diluted EPS for the full fiscal year 2004 to be in the range of U.S. $2.05 - U.S. $2.15, before the adjustments due to the change to U.S. functional currency. After reflecting the adjustments resulting from the transition to U.S. functional currency, the Company's previous EPS guidance range for fiscal 2004 was U.S. $1.90 - $2.00. This revised projection considered anticipated short-term capacity constraints and assumed the continuation of aggressive industry pricing.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

The Company now expects to be at the top end of its previously indicated range of U.S. $0.55-U.S. $0.60 for diluted EPS in the fourth quarter of fiscal 2004 before functional currency adjustments and the estimated charge of U.S. $0.10 per diluted share to meet the cost of the Company's contractual obligations to H. Greg Chamandy. The Company announced on August 4, 2004 that H. Greg Chamandy was stepping down from his roles as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee.

As a result of the stronger than projected third quarter results, and its outlook for the fourth quarter, the Company is projecting diluted EPS for the full fiscal year of approximately U.S. $2.20, before the U.S. functional currency adjustments and the fourth quarter charge in respect to H. Greg Chamandy, up approximately 23% from fiscal 2003. Diluted EPS after the adjustment for the U.S. functional currency and the special charge in the fourth quarter is expected to be approximately U.S. $1.95 per share, up 9% from fiscal 2003.

Going forward, the Company continues to expect to achieve its objective of a minimum 15% EPS growth beyond 2004, in addition to achieving 15% — 20% EPS growth in the current fiscal year. The Company continues to be slightly ahead of schedule with its timetable for construction of its Dominican Republic textile facility. As the Company brings this facility on stream, together with its new facility in Nicaragua, and completes the expansion of its Honduran textile facility, it expects to continue to lower its manufacturing costs and to have capacity available to further accelerate its market share penetration in the wholesale distributor channel in fiscal 2005, as well as to implement its plans to enter the retail channel.

For a more detailed discussion of the Company’s outlook, readers should review the outlook section of the fiscal 2003 MD&A in the Annual Report, which is hereby incorporated by reference.

CRITICAL ACCOUNTING POLICIES

Several of our accounting policies involve significant judgments and uncertainties. The policies with the greatest potential effect on our results of operations and financial position include the estimate of collectability of accounts receivable and the recovery value of obsolete or overstocked inventory. For accounts receivable, we estimate the net collectability, considering both historical and anticipated trends of trade deductions and returns taken by our customers, allowances we provide to our customers and take various steps to mitigate the risk of credit loss, including obtaining partial credit insurance. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized. If we incorrectly anticipate these trends or unexpected events occur, our results of operations could be materially affected.< /FONT>

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

In November 2003, the Canadian Institute of Chartered Accountants (“CICA”) revised Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value-based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods.

During the third quarter of fiscal 2004, $115,000 (2003 – nil) was expensed as compensation expense, with an offset to contributed surplus, due to the issuance of 34,000 Restricted Share Units (RSUs). For the nine months ended July 4, 2004 $299,000 was expensed as compensation expense due to the issuance of 94,000 RSUs and a modification to the vesting period of certain options.

In accordance with the transitional options permitted under Section 3870, the Company has elected to early adopt the new recommendations effective the commencement of our 2004 fiscal year and prospectively apply the standard for employee stock awards granted after October 6, 2003. There were no options granted during the three months and nine months ended July 4, 2004. Previously, the Company applied the settlement method of accounting to employee stock options.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

RECENT ACCOUNTING PRONOUNCEMENTS

Impairment of Long-Lived Assets

In December 2002, the CICA issued Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. This section was effective for the Company’s 2004 fiscal year and has not had a material impact on its financial statements.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”. This section requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section was effective for the Company’s 2004 fiscal year and has not had a material impact on its financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Foreign currency risk management

A portion of the Company’s sales are denominated in currencies other than U.S. dollars. The Company uses the revenue stream in these non-U.S. dollar currencies as a natural hedge against purchases of fixed assets and expenses denominated in these non-U.S. dollar currencies. From time to time, the Company also uses forward foreign exchange contracts to hedge its foreign exchange exposure on cash flows related to payables, accounts receivable and cash in Canadian dollars, pounds sterling and Euros.

See note 7 to the interim consolidated financial statements for a table which summarizes the Company’s commitments to buy and sell foreign currencies as at July 4, 2004 and July 6, 2003.

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions.

Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with major North American financial institutions.

Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and, other than for one customer (as disclosed in note 8), to the dispersion of a large number of customers across many geographic areas within Canada, the United States, the United Kingdom and Europe. The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss, including obtaining credit insurance.

The Company’s extension of credit is based on an evaluation of each customer’s financial condition and the Company’s ability to obtain partial credit insurance coverage for certain customers. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair values as at the balance sheet dates because of the short-term maturity of those instruments.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with respect to the use of its bank facility which bears interest at floating rates.

Quarterly Report to Shareholders Third quarter ended July 4, 2004

BUSINESS RISKS

In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. Risk areas include changes in international trade legislation and taxation, changes in cotton prices and currency fluctuations. For a more detailed discussion on potential business risks, readers should review the risks factors section of the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of July 31, 2004 there were 29,629,904 Class A subordinate shares issued and outstanding along with 673,085 options outstanding to acquire Class A subordinate shares.

FORWARD-LOOKING STATEMENTS

Certain statements included in this management discussion and analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

We believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. This cautionary statement expressly qualifies the forward-looking statements contained in this report.

The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

August 4, 2004

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Laurence G. Sellyn
Laurence G. Sellyn
Executive Vice-President, Finance
and Chief Financial Officer

Date September 2, 2004